UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A
                       FOR REGISTRATION OF CERTAIN CLASSES
                     OF SECURITIES PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               STATE BANCORP, INC.
             [Exact name of registrant as specified in its charter)
NEW YORK                                                     11-2846511
(State of incorporation                                     (I.R.S. Employer
or organization)                                             Identification No.)

699 HILLSIDE AVENUE, NEW HYDE PARK, NEW YORK                       11040
(Address of principal executive offices)                         (Zip code)

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           Securities to be  registered  pursuant to Section 12(b)
of the Act:

Title of each class                                     Name of each exchange
to be so registered                                     on which each class is
                                                        to be registered

Common Stock, $5.00 par value                           American Stock Exchange
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If this Form relates to the  registration  of a class of debt  securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

None

Explanatory Note: This Registration Statement on Form 8-A is being filed by the Registrant in connection with the listing of the Registrant's Common Stock, $5.00 par value, on the American Stock Exchange and the simultaneous delisting of such Common Stock from the NASDAQ Stock Market. A copy of this Registration Statement on Form 8-A is being filed with the American Stock Exchange concurrently with its filing with the Securities and Exchange Commission.

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.           Description of Registrant's Securities to be Registered.
                  The authorized capital stock of State Bancorp, Inc. (the "Company" or the "Registrant") consists of 20 million shares of common stock, par value $5.00 per share (the "Common Stock") and 250,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Only the Common Stock will be registered. As of January 12, 1999, there were 6,581,340 shares of Common Stock issued and outstanding. Holders of Common Stock have no preemptive rights and there are no conversion rights or redemption or sinking fund provisions applicable to shares of Common Stock. Holders of Common Stock are entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor. In the event of the liquidation, dissolution and winding up of the Company, the holders of Common Stock are entitled to receive ratably all of the assets of the Company available for distribution after satisfaction of all liabilities of the Company. Norwest Bank Minnesota, National Association is the transfer agent for the Company.

                  Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Stockholders. The Board of Directors is elected on a staggered basis with approximately one-third of all directors elected each year. Stockholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of directors. Without cumulative voting, the holders of a majority of the outstanding voting stock could elect all of the directors.

                  Dividend Rights. Holders of the Common Stock will be entitled to dividends when, as and if declared by the Board of Directors of the Company out of funds legally available for the payment of dividends. Under New York State corporation law, dividends are payable out of surplus only, and may be declared and paid by the Company except when the Company currently is insolvent or would thereby be made insolvent.

                  Anti-Takeover Provisions. The Certificate of Incorporation and By-Laws of the Company contain provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors by a party seeking control of the Company.

                  a) Omission of Cumulative Voting. The omission of cumulative voting from the Company's Certificate of

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                           Incorporation may be considered anti-takeover in
                           nature. Cumulative voting entitles each Stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. A Stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Cumulative voting is optional under the State Banking Law and under the New York State Business Corporation Law.

                  b) Opposition to a Tender Offer. The Certificate of Incorporation enables the Board of Directors to oppose a tender or other offer for its securities on the basis of factors other than economic benefit to Stockholders, such as the impact the acquisition of the Company would have on the community, the effect of the acquisition upon employees, depositors and customers, and the reputation and business practices of the tender offeror.

                  c) Classification of Board of Directors. The Certificate of Incorporation provides for the division of the Board of Directors into three classes, as nearly equal as possible. Each class of directors is elected for a term of three years. As a result, only one class of directors is elected at each annual meeting of the Stockholders of the Company. Any vacancy on the Board may be filled by a majority vote of the remaining directors. Directors elected in this manner to fill a vacancy will serve only until the next election of the directors by the Stockholders, at which time the Stockholders will elect a new director to serve the unexpired portion of the vacated term.

                           This provision would extend the time required to change control of the Board and would tend to discourage any unauthorized takeover bids for the Company. Under this classification provision, it may require at least two annual meetings for even a majority of the Stockholders to make a change in control of the Board.

                  d) Special Approval Requirements for Certain Business Combinations. Legal requirements applicable to the Company require that 66-2/3% of the outstanding shares of the Company's Stock approve business combinations. Under New York State corporation law, and in the absence of any provisions to the contrary contained in a Corporation's Certificate of Incorporation, mergers, consolidations and most other business combinations must also be approved

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                           by 66-2/3% of the outstanding shares. Thus, a
                           takeover bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and thus force out the remaining one-third.

                           Instead, the Certificate of Incorporation of the Company adopts a standard for business combinations which requires the approval of (i) the holders of 75% of the Company's outstanding stock, provided that such transaction has received the prior approval of 66-2/3% of the entire Board of Directors, or (ii) the holders of 66-2/3% of the Company's outstanding stock, provided that such transaction has received the prior approval of 80% of the entire Board of Directors.

                           In addition, business combinations involving the Company or any of its subsidiaries and a Stockholder who owns, directly or indirectly, not less than 5% of the voting shares of the Company, shall require the approval of at least 95% of the Company's outstanding capital stock, unless certain conditions are met regarding the consideration to be received by Stockholders of the Company as well as other financial requirements.

                  e) Vote Required to Amend Certain Provisions. The Certificate of Incorporation provides that those Articles relating to opposition to tender offers, classification of the Board, and certain business combinations, may not be amended, altered, changed, or repealed without the affirmative vote of at least 80% of the outstanding shares entitled to vote. As of March 27, 1998, the directors and principal officers of the Company held approximately 8.98% of the outstanding Common Stock of the Company.

                  f) Nominations for Directors. The By-Laws of the Company provide that, with certain exceptions, nominations of candidates for election as directors of the Company, other than those made by directors of the Company, may be made in writing by any Stockholder entitled to cast votes with respect to at least five (5) percent of the outstanding capital stock of the Company, and delivered to the Secretary of the Company not later than the close of business on the 90th day nor earlier than the

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                           close of business on the 120th day prior to the
                           first anniversary of the preceding year's annual meeting. The notification must contain certain information. This provision could be viewed as anti-takeover in nature since it may make it more difficult for Stockholders to nominate candidates and may give an advantage to incumbent management's nominees.

                           The overall effect of the Certificate of Incorporation and By-Law provisions described above may be to deter a future tender offer or other takeover attempt that some Stockholders might view to be in their best interests as the offer might include a premium over the market price of the Company's Common Stock at that time. In addition, these provisions may have the effect of assisting the
                           Company's current management in retaining its position and place it in a better position to resist changes which Stockholders may want to make if dissatisfied with the conduct of the Company's business. There are no other anti-takeover provisions in the Certificate of Incorporation or By-Laws, and there are no present plans to adopt other anti-takeover provisions.

                  g) Issuance of Preferred Stock As mentioned earlier, the Company has authorized but has not issued 250,000 shares of Preferred Stock, par value $.01 per share. The preferred shares may be issued by the Company's Board of Directors for such purposes and for such consideration as the Board deems appropriate without further authority from the Company's stockholders. The Company has no present intention of issuing shares of Preferred Stock. Such shares could, however, be issued in transactions which would make a takeover of the Company more difficult, more expensive or less likely if the Board of Directors were to determine that such attempt was not in the best interest of the Company, its stockholders or other constituencies.

                           Article 4 of the Company's Certificate of
                           Incorporation provides that the preferred shares may be issued in series and that each such series will have the rights, preferences and limitations set forth in the Board of Directors' resolutions providing for the issuance of such series. The Certificate of Incorporation also grants authority to the Board of Directors to determine, prior to the issuance of any shares of a particular series,

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                           the number of shares to be included  in such  series,
                           the dividend rate per annum, the redemption price or prices, if any, and the terms and conditions of the redemption, any sinking fund provisions for the redemption or purchase of the shares of the series, the terms and conditions on which the shares are convertible, if they are convertible, the voting powers, if any, of such series and any other rights,
                           preferences  and   limitations   pertaining  to  such
                           series.

Item 2. Exhibits. Pursuant to the Instructions as to Exhibits contained in Form 8-A, the following exhibits will be filed with the American Stock Exchange, but will not be filed with, or incorporated by reference in, copies of this Registration Statement on Form 8-A filed with the Securities and Exchange Commission. The exhibit numbers correspond to the paragraph numbers contained in the Instructions as to Exhibits contained in Form 8-A.

                  1.       Form 10-K for the year ending December 31, 1997;

                  2.       a) Form 8-K dated March 2, 1998; b) Form 10-Q for the
                              quarter ending March 31,1998;
                           c) Form 10-Q for the quarter ending June 30, 1998;
                           d) Form 10-Q for the quarter ending September 30,
                              1998;
                           e) Form 8-K dated December 30, 1998.

                  3. Proxy Statement for Annual Meeting of Stockholders held April 28, 1998;

                  4.       a) Certificate of Incorporation of the Company and
                              Certificate of Amendment of Certificate of Incorporation;
                           b) By-Laws of the Company;

                  5.       Form of Specimen Common Stock Certificate of the
                           Company; and

                  6. Annual Report submitted to Stockholders in connection with 1998 Annual Meeting.



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                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     (Registrant) STATE BANCORP, INC.
                                     Date: January 26, 1999
                                     By: Brian K. Finneran, Secretary/Treasurer






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